FORM U-3A-2

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Statement by Holding Company
Claiming Exemption Under Rule U-3A-2
from the Provisions of the Public Utility
Holding Company Act of 1935.

To be filed annually prior to March 1.

WPS RESOURCES CORPORATION hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1)

Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

a)

WPS Resources Corporation is a nonutility company and was incorporated on December 3, 1993 under the laws of the State of Wisconsin and has its principal executive office at 700 North Adams Street, Green Bay, Wisconsin 54301. WPS Resources was organized for the purpose of becoming the parent holding company in a corporate restructuring. Effective September 1, 1994, WPS Resources, became the parent of Wisconsin Public Service Corporation through a share-for-share exchange of common stock. After the exchange, WPS Resources owned 100% of the common stock of Wisconsin Public Service, consisting of 23,896,962 shares, with $4 per share par value. The directors of WPS Resources are also directors of Wisconsin Public Service. The total consolidated assets of WPS Resources at December 31, 2004 were $4,445,631,902.

Subsidiaries of WPS Resources consist of the following:

i)

Wisconsin Public Service Corporation is a utility company and was incorporated on July 28, 1883 under the laws of the State of Wisconsin and has its principal executive office at 700 North Adams Street, Green Bay, Wisconsin 54301. The total assets of Wisconsin Public Service at December 31, 2004 were $2,768,595,003, or 62% of the assets of WPS Resources. WPS Resources' equity in net income of Wisconsin Public Service for the year 2004 was $107,887,067. Wisconsin Public Service is an operating public utility company engaged chiefly in the production, distribution, and sale of electricity and in the purchase, distribution, and sale of natural gas. Wisconsin Public Service serves approximately 421,240 electric retail customers and 305,648 gas retail customers in 11,000 square miles in northeastern and central Wisconsin and an adjacent part of Upper Michigan. Wisconsin Public Service provides wholesale electric service to various customers, including municipal utilities, electric cooperatives, energy marketers, other investor-owned utilities, and a municipal joint action agency. About 96% of operating revenues of Wisconsin Public Service in the year 2004 were derived from Wisconsin customers, and 4% from Michigan customers.

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(1)

WPS Leasing, Inc. is a nonutility company and was incorporated on September 1, 1994 under the laws of the State of Wisconsin and has its principal office at the principal executive offices of Wisconsin Public Service. Wisconsin Public Service owns 100% of the capital stock of WPS Leasing. The total assets of WPS Leasing at December 31, 2004 were $10,860,332. The 2004 Wisconsin Public Service equity interest in net income (loss) of WPS Leasing was $(38,931). The principal business of WPS Leasing is to participate in the financing of specific utility projects.

(2)

Wisconsin Valley Improvement Company, of which Wisconsin Public Service owns 27.1% of the voting stock, is incorporated under the laws of the State of Wisconsin and has its principal office at Wausau, Wisconsin. Wisconsin Valley Improvement operates a system of dams and water reservoirs on the Wisconsin River and tributary streams to produce as nearly a uniform stream flow as practicable through all seasons. Water tolls are charged to benefit power plant owners as determined semiannually by the Public Service Commission of Wisconsin, all pursuant to special enactments of the Wisconsin Legislature (as amended by Chapter 497, Wisconsin Laws of 1939). Wisconsin Valley Improvement generates no electric energy and renders no public utility services. Wisconsin Public Service's share of total assets of Wisconsin Valley Improvement at December 31, 2004 was $753,176. Wisconsin Public Service's equity in net income of Wisconsin Valley Improvement for the year 2004 was $20,945. It is the opinion of legal counsel that Wisconsin Valley Improvement is not a "public utility company" as defined in the Public Utility Holding Company Act of 1935. In findings and opinion promulgated October 28, 1940, in File No. 31-480 (8 S.E.C. Decisions, P. 134), to which reference is hereby made, the Securities and Exchange Commission declared Wisconsin Valley Improvement not to be a subsidiary of Wisconsin Public Service.

(3)

Wisconsin River Power Company is a utility company of which Wisconsin Public Service owns 50% of the voting stock, is incorporated under the laws of the State of Wisconsin and has its principal office at the principal executive offices of Wisconsin Public Service. Wisconsin River Power's business consists of the operation of two hydroelectric plants on the Wisconsin River and a combustion turbine near Wisconsin Rapids, Wisconsin. The energy output is sold to the two companies that own equal proportions of all outstanding stock of Wisconsin River Power. Wisconsin Public Service's 50% share of total assets of Wisconsin River Power at December 31, 2004 was $14,632,279. Wisconsin Public Service's equity in net income of Wisconsin River Power for the year 2004 was $6,176,804. Further information concerning the nature of the business of Wisconsin River Power is set forth in findings and opinions of the Securities and Exchange Commission entered in reference to Wisconsin River Power on January 29, 1948 in File Nos. 70-1656 and 31-551 (27 S.E.C. Decisions, P. 539) and its orders in Docket No. EL79-10.

(4)

WPS Investments, LLC is a nonutility company organized on November 21, 2000 under the laws of the State of Wisconsin. Its principal offices are located at the principal executive offices of Wisconsin Public Service. At December 31, 2004, WPS Investments is owned 36.36% by Wisconsin Public Service, 10% by Upper Peninsula Power, and 53.64% by WPS Resources. The principal business of WPS Investments is to hold the investments in American Transmission Company LLC and Guardian Pipeline, LLC. At December 31, 2004, WPS Investments owned approximately a 22.64% interest in American Transmission Company and a 33 1/3% interest in Guardian Pipeline, LLC.

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(a)

American Transmission Company LLC is a utility company organized on June 12, 2000 under the laws of the State of Wisconsin. Its principal offices are located at N19 W23993 Ridgeview Parkway West, Waukesha, Wisconsin 53187-0047. The principal business of American Transmission Company LLC is to own and operate the transmission assets formerly owned by Wisconsin Public Service, Upper Peninsula Power Company, Wisconsin Power and Light Company, Wisconsin Electric Power Company, Madison Gas and Electric Company, Wisconsin Public Power, Inc., and various retail electric cooperatives and municipal utilities. The transmission assets of these utility companies were transferred on January 1, 2001 in exchange for equity interests in American Transmission Company LLC.

(b)

Guardian Pipeline, LLC is a nonutility company organized on March 11, 1999 under the laws of the State of Delaware. Its principal offices are located at 200 South Executive Drive, Brookfield, Wisconsin 53005. The principal business of Guardian Pipeline, LLC is to own and operate a 142-mile, 36-inch gas transmission pipeline extending from Joliet, Illinois to Ixonia, Wisconsin.

(5)

ATC Management, Inc. is a utility company incorporated on June 12, 2000 under the laws of the State of Wisconsin. Its principal offices are located at N19 W23993 Ridgeview Parkway West, Waukesha, Wisconsin 53187-0047. ATC Management is the corporate manager of American Transmission Company LLC. At December 31, 2004, Wisconsin Public Service Corporation owns 19.75% of ATC Management.

ii)

WPS Investments, LLC is a nonutility company organized on November 21, 2000 under the laws of the State of Wisconsin. Its principal offices are located at the principal executive offices of Wisconsin Public Service. WPS Investments is owned 36.36% by Wisconsin Public Service, 10% by Upper Peninsula Power, and 53.64% by WPS Resources. The principal business of WPS Investments is to hold the investment in American Transmission Company LLC and Guardian Pipeline, LLC. At December 31, 2004, WPS Investments owns approximately a 22.64% interest in American Transmission Company and a 33 1/3% interest in Guardian Pipeline, LLC.

(1)

American Transmission Company LLC is a utility company organized on June 12, 2000 under the laws of the State of Wisconsin. Its principal offices are located at N19 W23993 Ridgeview Parkway West, Waukesha, Wisconsin 53187-0047. The principal business of American Transmission Company LLC is to own and operate the transmission assets formerly owned by Wisconsin Public Service, Upper Peninsula Power Company, Wisconsin Power and Light Company, Wisconsin Electric Power Company, Madison Gas and Electric Company, Wisconsin Public Power, Inc., and various retail electric cooperatives and municipal utilities. The transmission assets of these utility companies were transferred on January 1, 2001 in exchange for equity interests in American Transmission Company LLC.

(2)

Guardian Pipeline, LLC is a nonutility company organized on March 11, 1999 under the laws of the State of Delaware. Its principal offices are located at 200 South Executive Drive, Brookfield, Wisconsin 53005. The principal business of Guardian Pipeline, LLC is to own and operate a 142-mile, 36-inch gas transmission pipeline extending from Joliet, Illinois to Ixonia, Wisconsin.

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iii)

WPS Nuclear Corporation is a nonutility company incorporated on February 23, 1999 under the laws of the State of Wisconsin. Its principal offices are located at the principal executive offices of WPS Resources. WPS Resources owns 100% of the $1 par value capital stock of WPS Nuclear. WPS Nuclear owns 20% of Nuclear Management Company, LLC.

(1)

Nuclear Management Company, LLC is a utility company and was organized on February 25, 1999 under the laws of the State of Wisconsin. Its principal offices are located at 700 First Street, Hudson, Wisconsin 54016. Nuclear Management Company, LLC provides maintenance, operation, and decommissioning services to nuclear power plants of member companies.

iv)

WPS Visions, Inc. is a nonutility company incorporated on July 11, 1996 under the laws of the State of Wisconsin. Its principal offices are at the principal executive offices of WPS Resources. WPS Resources owns 100% of the capital stock of WPS Visions. The intended principal business of WPS Visions is to participate in energy and energy-related nonutility ventures.

v)

Badger Energy Services, LLC is a nonutility company organized on August 22, 2000 under the laws of the State of Wisconsin. Its principal offices are at P.O. Box 987, Oconto Falls, Wisconsin. WPS Resources owns 12.50% of Badger Energy Services. The principal business of Badger Energy Services is the sale of propane and energy related services in the State of Wisconsin.

vi)

WPS Resources Capital Corporation is a nonutility company, incorporated on January 12, 1999 under the laws of the State of Wisconsin. Its principal offices are located at the principal executive offices of WPS Resources, which owns 100% of its capital stock. WPS Resources Capital is an intermediate holding company owning 100% of the capital stock of WPS Power Development, Inc. and WPS Energy Services, Inc.

(1)

WPS Energy Services, Inc. is a nonutility company incorporated on October 12, 1994 under the laws of the State of Wisconsin with its principal offices at 1088 Springhurst Drive, Green Bay, Wisconsin 54304. WPS Resources Capital owns 100% of the capital stock of WPS Energy Services. The principal business of WPS Energy Services is to provide electric and natural gas energy, energy risk management, real-time energy management, and energy consulting services to wholesale and retail customers in the nonregulated energy market. WPS Energy Services holds a power marketers license from the Federal Energy Regulatory Commission.

(a)

Quest Energy, LLC is a nonutility company organized on February 29, 2000 under the laws of the State of Michigan. Its principal offices are located at the principal offices of WPS Energy Services. WPS Energy Services owns
100% of Quest Energy. The principal business activity of Quest Energy is to provide electric retail service to commercial and industrial customers in the State of Michigan as an alternative energy supplier.

(b)

WPS-ESI Gas Storage, LLC is a nonutility company organized on August 25, 1999 under the laws of the State of Wisconsin. Its principal offices are located at the principal offices of WPS Energy Services. WPS Energy Services owns 81.50% of WPS-ESI Gas Storage. The principal business activity of WPS-ESI Gas Storage is to own and operate a gas storage facility in the State of Michigan.

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(c)

WPS Energy Services of Canada Corp. is a nonutility company incorporated on October 7, 2002 under the laws of the Province of Nova Scotia, Canada. Its principal offices are located at the principal offices of WPS Energy Services. The principal business activity of WPS Energy Services of Canada Corp. is to provide natural gas to wholesale and retail participants in the nonregulated energy markets in Canada.

(d)

Advantage Energy, Inc. is a nonutility company incorporated on January 27, 1997 under the laws of the State of New York. Its principal offices are located at the principal offices of WPS Energy Services. As of December 31, 2004, WPS Energy Services owns 100% of Advantage Energy. The principal business activity of Advantage Energy is that of an electric marketer selling in the New York market.

(e)

3096210 Nova Scotia Company is a nonutility company incorporated on December 10, 2004 under the laws of the Province of Nova Scotia, Canada. Its principal offices are located at the principal offices of WPS Energy Services. WPS Energy Services owns 100% of 3096210 Nova Scotia Company. The principal business activity of 3096210 Nova Scotia Company is to hold a limited partnership interest in Boralex WPS Power Limited Partnership. 3096210 Nova Scotia Company is currently inactive.

(1) Boralex WPS Power Limited Partnership is a nonutility company incorporated on December 14, 2004 under the laws of the Province of Manitoba, Canada. Its principal offices are located at the principal offices of WPS Energy Services. 3096210 Nova Scotia Company owns 49.9% of Boralex WPS Power Limited Partnership and Boralex WPS Energy, Inc., a subsidiary of WPS Canada Generation, Inc., owns 0.2%. The principal business activity of Boralex WPS Power Limited Partnership is to produce and supply electric power in the Province of Ontario, Canada. Boralex WPS Power Limited Partnership is currently inactive.

(2)

WPS Power Development, Inc. is a nonutility company incorporated on December 19, 1994 under the laws of the State of Wisconsin with its principal offices at 1088 Springhurst Drive, Green Bay, Wisconsin 54304. WPS Resources Capital owns 100% of the capital stock of WPS Power Development, Inc. The principal business of WPS Power Development is to own nonregulated electric generating facilities and to provide engineering and management services and operations and maintenance services to the nonregulated power generation industry.

(a)

PDI Stoneman, Inc. is a nonutility company incorporated on March 29, 1996 under the laws of the State of Wisconsin. Its principal offices are located at the principal offices of WPS Power Development. WPS Power Development owns 100% of PDI Stoneman's capital stock. The principal business of PDI Stoneman is to own 100% of Mid-American Power LLC, an exempt wholesale generator which owns the E. J. Stoneman Generating Station.

(b)

PDI Operations, Inc. is a nonutility company incorporated on May 30, 1996 under the laws of the State of Wisconsin. Its principal offices are located at the principal offices of WPS Power Development. WPS Power Development owns 100% of the capital stock of PDI Operations. The principal business of PDI Operations is to provide operation, maintenance, and technical services for the E. J. Stoneman Generating Station and other operating assets of WPS Power Development and its subsidiaries.

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(c)

Neulite Industries of Wisconsin, LLC is a nonutility company organized on April 8, 1996 under the laws of the State of Wisconsin. Its principal offices are located at the principal offices of WPS Power Development. WPS Power Development owns 50% of Neulite. The intended principal business of Neulite is to own, construct, and operate lightweight aggregate production facilities. Neulite is currently inactive.

(d)

Renewable Fibers International, LLC is a nonutility company organized on January 15, 1998 under the laws of the State of Wisconsin. Its principal offices are located at the principal offices of WPS Power Development. WPS Power Development owns 33-1/3% of Renewable Fibers. The principal business of Renewable Fibers International is to develop and carry on business activities related to the continuous fiber liberation of wood chips. Renewable Fibers International is currently inactive.

(e)

Wisconsin Woodgas, LLC is a nonutility company organized on July 26, 1995 under the laws of the State of Wisconsin. Its principal offices are located at the principal offices of WPS Power Development. WPS Power Development owns 100% of the capital stock of Wisconsin Woodgas. The principal business of Wisconsin Woodgas is to own and operate a gasification facility that converts biomass feedstock into biomass gas for sale to Wisconsin Energy Operations, LLC.

(f)

Wisconsin Energy Operations, LLC is a nonutility company organized on July 19, 1995 under the laws of the State of Wisconsin with its principal offices located in Bangor, Wisconsin. WPS Power Development owns 49% of Wisconsin Energy Operations. The principal business of Wisconsin Energy Operations is to own and operate a steam generation facility that generates process steam for sale to Webster Industries Incorporated.

(g)

ECO Coal Pelletization #12, LLC is a nonutility company organized on February 25, 1998 under the laws of the State of Delaware. Its principal offices are located at the principal offices of WPS Power Development. WPS Power Development owns 70% of the interests of ECO Coal Pelletization #12. The principal business of ECO Coal Pelletization #12 is to invest in Synfuel Solutions, LLC.

(1)

Synfuel Solutions, LLC is a nonutility company organized on August 14, 2001 under the laws of the State of Delaware. Its principal offices are located at the principal offices of WPS Power Development. ECO Coal Pelletization #12 owns 33-1/3% of Synfuel Solutions. The principal business of Synfuel Solutions is to invest in Synfuel Solutions Operating, LLC.

(a)

Synfuel Solutions Operating, LLC is a nonutility company organized on October 15, 2001 under the laws of the State of Delaware. Synfuel Solutions owns 100% of Synfuel Solutions Operating. The principal business of Synfuel Solutions Operating is to own and operate a facility that combines coal feedstock and a binder material to create synthetic fuel. Its principal operations are located in Kentucky.

(h)

Sunbury Holdings, LLC is a nonutility company organized on April 30, 1999 under the laws of the State of Delaware. Its principal offices are located at the principal offices of WPS Power Development. WPS Power Development owns 100% of Sunbury Holdings. Sunbury Holdings is the parent of Sunbury Generation, LLC and WPS Westwood Generation, LLC. Sunbury Generation and Westwood Generation are both exempt wholesale generators.

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(1)

Mid-American Power Ventures, LLC is a nonutility company organized on August 21, 1996 under the laws of the State of Wisconsin. Its principal offices are located at the principal offices of WPS Power Development. Sunbury Holdings owns 100% of Mid-American Power Ventures. The intended principal business of Mid-American Power Ventures is to own silt reserves used in power production facilities.

vii)

Upper Peninsula Power Company is a utility company and was incorporated on February 26, 1947 under the laws of the State of Michigan with its principal offices at 600 East Lakeshore Drive, Houghton, Michigan 49931. WPS Resources owns 100% of the capital stock of Upper Peninsula Power, consisting of 1,473,736 shares of no par value common stock. The total assets of Upper Peninsula Power at December 31, 2004 were $161,869,283. WPS Resources' equity in net income of Upper Peninsula Power for the year 2004 was $4,293,649. Upper Peninsula Power is engaged in the generation, purchase, distribution, and sale of electric energy in the Upper Peninsula of Michigan in the Counties of Alger, Baraga, Delta, Houghton, Iron, Keweenaw, Marquette, Menominee, Ontonagon, and Schoolcraft. All operating revenue is derived from Michigan customers.

(1)

WPS Investments, LLC is a nonutility company organized on November 21, 2000 under the laws of the State of Wisconsin. Its principal offices are located at the principal executive offices of Wisconsin Public Service. WPS Investments is owned 36.36% by Wisconsin Public Service, 10% by Upper Peninsula Power, and 53.64% by WPS Resources. The principal business of WPS Investments is to hold the investment in American Transmission Company LLC. At December 31, 2004, WPS Investments owns approximately a 22.64% interest in American Transmission Company.

(a)

American Transmission Company LLC is a utility company organized on June 12, 2000 under the laws of the State of Wisconsin. Its principal offices are located at N19 W23993 Ridgeview Parkway West, Waukesha, Wisconsin 53187-0047. The principal business of American Transmission Company LLC is to own and operate the transmission assets formerly owned by Wisconsin Public Service Corporation, Upper Peninsula Power Company, Wisconsin Power and Light Company, Wisconsin Electric Power Company, Madison Gas and Electric Company, Wisconsin Public Power, Inc., and various retail electric cooperatives and municipal utilities. The transmission assets of these utility companies were transferred on January 1, 2001 in exchange for equity interests in American Transmission Company LLC.

(b)

Guardian Pipeline, LLC is a nonutility company organized on March 11, 1999 under the laws of the State of Delaware. Its principal offices are located at 200 South Executive Drive, Brookfield, Wisconsin 53005. The principal business of Guardian Pipeline, LLC is to own and operate a 142-mile, 36-inch gas transmission pipeline extending from Joliet, Illinois to Ixonia, Wisconsin.

(2)

ATC Management, Inc. is a utility company incorporated on June 12, 2000 under the laws of the State of Wisconsin. Its principal offices are located at N19 W23993 Ridgeview Parkway West, Waukesha, Wisconsin 53187-0047. ATC Management is the corporate manager of American Transmission Company LLC. Upper Peninsula Power Company owns 2.9% of ATC Management, Inc.

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viii)

Upper Peninsula Building Development Company is a nonutility company incorporated on January 18, 1989 under the laws of the State of Michigan. Its principal offices are located at the principal offices of Upper Peninsula Power. WPS Resources owns 100% of the capital stock of Upper Peninsula Building Development. Upper Peninsula Building Development owns a building, a portion of which is leased to Upper Peninsula Power for its corporate headquarters.

ix)

Penvest, Inc. is a nonutility company incorporated on October 27, 1995 under the laws of the State of Michigan. Its principal offices are at the principal executive offices of WPS Resources. WPS Resources owns 100% of the capital stock of Penvest. Penvest has nonutility investments in telecommunications and real estate.

(1)

Superior Technologies, Inc. is a nonutility company incorporated under the laws of the State of Michigan on March 8, 1996. Its principal offices are at 1010 West Washington Street, Marquette, Michigan 49855. Penvest owns 33.33% of the capital stock of Superior Technologies. The principal business activity of Superior Technologies is research and development related to utility and telecommunication services.

(2)

Super Com Limited Partnership of Northern Michigan is a nonutility limited partnership formed on April 1, 1996 under the laws of the State of Michigan. Its principal offices are at 1010 West Washington Street, Marquette, Michigan 49855. Penvest owns 22.5% of the ownership interest in Super Com. The principal business activity of Super Com is telecommunication services.

x)

Brown County C-LEC, LLC is a nonutility company organized on March 5, 1999 under the laws of the State of Wisconsin. Its principal offices are located in Green Bay, Wisconsin. WPS Resources acquired a 40% ownership interest in Brown County C-LEC on December 30, 1999. Brown County C-LEC is organized to provide local exchange service and telephone communication service in the Green Bay, Appleton and De Pere areas in northeastern Wisconsin.

2)

A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

Statistics set forth in the answer to this item are as of December 31, 2004.

a)

WPS Resources Corporation directly owns all the stock of Wisconsin Public Service, Upper Peninsula Power, WPS Resources Capital Corporation, WPS Nuclear Corporation, WPS Visions, Upper Peninsula Building Development, and Penvest. In addition to this stock ownership, WPS Resources directly owns 40% of Brown County C-LEC, LLC, 12.50% interest in Badger Energy Services, LLC, 53.64% interest in WPS Investments, a small amount of equipment and software, and a number of small investments in miscellaneous ventures.

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b)	Wisconsin Public Service Corporation owns and operates electric properties comprising an integrated system of production and distribution facilities throughout the territory served.

The following table summarizes information on the electric generation facilities of Wisconsin Public Service, including jointly-owned facilities:
Type	Name	Location	Fuel	Rated Capacity (a) (Megawatts)

Steam	Pulliam (6 units)	Green Bay, WI	Coal	385.8
	Weston (3 units)	Wausau, WI	Coal	477.5
	Kewaunee	Kewaunee, WI	Nuclear	338.4	(b)
	Columbia-Units 1 and 2	Portage, WI	Coal	347.5	(b)
	Edgewater Unit 4	Sheboygan, WI	Coal	102.9	(b)
Total Steam				1,652.1

Hydroelectric	Alexander Caldron Falls Castle Rock Grand Rapids Grandfather Falls Hat Rapids High Falls Jersey Johnson Falls Merrill Otter Rapids Peshtigo Petenwell Potato Rapids Sandstone Rapids Tomahawk Wausau

Lincoln County, WI
Marinette County, WI
Adams County, WI
Menominee County, MI
Lincoln County, WI
Oneida County, WI
Marinette County, WI
Lincoln County, WI
Marinette County, WI
Lincoln County, WI
Vilas County, WI
Marinette County, WI
Adams County, WI
Marinette County, WI
Marinette County, WI
Lincoln County, WIMarathon County WI

			Hydro Hydro Hydro Hydro Hydro Hydro Hydro Hydro Hydro Hydro Hydro Hydro Hydro Hydro Hydro Hydro Hydro	2.3 6.8 12.8 3.4 16.9 0.6 1.1 0.2 0.9 1.0 0.3 0.2 13.5 0.4 0.8 2.4 3.1	(b) (b)
Total Hydroelectric				66.7

Combustion Turbine and Diesel	De Pere Energy Center Eagle River Oneida Casino Juneau #J31 West Marinette #31 West Marinette #32 West Marinette #33 Weston #31 Weston #32 Pulliam #31	De Pere, WI Eagle River, WI Green Bay, WI Adams County, WI Marinette, WI Marinette, WI Marinette, WI Marathon County, WI Marathon County, WI Green Bay, WI	Natural gas Distillate fuel oil Distillate fuel oil Distillate fuel oil Natural gas Natural gas Natural gas Natural gas Natural gas Natural gas	181.0 4.1 3.9 7.0 44.5 42.2 50.2 20.0 51.8 72.6	(b) (b)
Total Combustion Turbine and Diesel				477.3

Wind	Lincoln	Kewaunee County, WI	Wind	1.8

Total System				2,197.9

(a) Based on capacity ratings for July 2005. As a result of continually reaching demand peaks in the summer months, primarily due to air condition demand, the summer period is the most relevant for capacity planning purposes.

(b) These facilities are jointly owned by Wisconsin Public Service Corporation and various other utilities. Nuclear Management Company operates the Kewaunee Nuclear Power Plant. Wisconsin Power and Light operates the Columbia and Edgewater units. Wisconsin River Power Company operates the Castle Rock, Petenwell, and Juneau units. Wisconsin Public Service Corporation operates the West Marinette 33 unit. The capacity indicated is our portion of total plant capacity based on the percent of ownership.

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Wisconsin Public Service Corporation is a generation and distribution utility. As of December 31, 2004, Wisconsin Public Service owned 122 distribution substations and 20,897 miles of electric distribution lines. Effective January 1, 2001, all transmission property of Wisconsin Public Service was transferred to American Transmission Company. It owns no electric transmission facilities that deliver or receive electric energy at or across the border of Wisconsin.

Gas properties include approximately 7,483 miles of main, 86 gate and city regulator stations and 284,104 lateral services. All directly owned natural gas facilities are located in Wisconsin except for distribution facilities in and near the city of Menominee, Michigan, which receive gas from Wisconsin Public Service gas lines in the adjacent city of Marinette, Wisconsin.

All electric and gas facilities of Wisconsin Public Service are located within the borders of the states of Wisconsin and Michigan. Except for electric and gas lines crossing the common border of those states necessary to interconnect the various parts of its system, it does not have any electric transmission or gas pipelines which deliver or receive electric energy or gas at the borders of such states. About 99% of utility plant is located in Wisconsin, and the balance is in Michigan.

c)	Upper Peninsula Power Company. The following table summarizes information on the electric generation facilities of Upper Peninsula Power:
Type	Name	Location	Fuel	Rated Capacity (a) (Megawatts)

Steam	Warden	L'Anse, MI	Gas	18.8	(b)

Hydroelectric	Victoria (2 units) Hoist (3 units) McClure (2 units) Prickett (2 units) Autrain (2 units) Cataract Escanaba #1 Escanaba #3 Boney Falls	Ontonagon County, MI Marquette County, MI Marquette County, MI Houghton County, MI Alger County, MI Marquette County, MI Delta County, MI Delta County, MI Delta County, MI	Hydro Hydro Hydro Hydro Hydro Hydro Hydro Hydro Hydro	10.6 1.3 3.2 0.5 0.4 0.4 1.6 2.4 4.2

Combustion Turbine	Portage Gladstone	Houghton, MI Gladstone, MI	Oil Oil	16.5 18.2
				_____
Total System				78.1

(a) Based on July 2005 rated capacity.

(b) The J. H. Warden station was taken out of service on January 1, 1994. The facility was put into service for a short period after the Dead River Flood in 2003 and is now once again in standby or inactive reserve status.

Upper Peninsula Power owns 3,070 miles of electric distribution lines.

Effective June 28, 2001 all transmission property of Upper Peninsula Power was transferred to American Transmission Company.

Upper Peninsula Power Company owns no generating facilities outside of the upper peninsula of Michigan. Upper Peninsula Power Company is a generation and distribution utility; it owns no electric transmission facilities and no gas transmission pipelines that deliver or receive electric energy or natural gas at or across the border of the upper peninsula of Michigan. Upper Peninsula Power owns numerous miscellaneous properties in various parts of its territory, which are used for office, service, and other purposes. The most important of these are the Service Centers in Ishpeming, Houghton, Ontonagon, Iron River, Escanaba, and Munising. Upper Peninsula Power also leases small parcels of land for substations and miscellaneous temporary uses.

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d)

American Transmission Company LLC owns and operates electric transmission facilities throughout eastern Wisconsin, portions of Illinois, and the Upper Peninsula of Michigan. Transmission facilities owned by American Transmission Company include 8,900 miles of transmission lines, 100 wholly owned transmission substations, and 360 jointly owned transmission substations.

	e)	ATC Management Inc. is the corporate manager of American Transmission Company and owns no utility assets.

f)

Nuclear Management Company, LLC operates six nuclear power plants; the 580-megawatt Duane Arnold Energy Center in Iowa owned by Alliant Energy, the 789-megawatt Palisades Nuclear Power Plant in Michigan owned by Consumers Energy, the 553-megawatt Monticello and the 1,060-megawatt Prairie Island Nuclear Generating Plants in Minnesota owned by Xcel Energy, and the 575-megawatt Kewaunee Nuclear Power Plant jointly owned by Wisconsin Public Service and Wisconsin Power and Light and 1,034-megawatt Point Beach Nuclear Power Plant owned by Wisconsin Electric Power in Wisconsin.

g)

Wisconsin River Power Company owns and operates the 20-megawatt Petenwell hydroelectric plant, the 15-megawatt Castle Rock hydroelectric plant, and a combustion turbine. The hydroelectric plant facilities are located on the Wisconsin River south of Wisconsin Rapids, Wisconsin and the combustion turbine is located near Wisconsin Rapids. All electric energy produced is sold at the plant sites, which are wholly within the State of Wisconsin, and no electric energy is delivered to or received by it outside of the State of Wisconsin. Wisconsin River Power sold 178,865,000 KWH of electric energy at retail or wholesale during the twelve months ended December 31, 2004.

3)

The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies: (The information required by Item 3 of this Form U-3A-2 is shown in Exhibit C hereto.)

4)

The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars.

	a)	Mid-American Power, LLC

i)

Mid-American Power is an exempt wholesale generator organized on January 12, 1995 under the laws of the State of Wisconsin. Its principal offices are at the principal offices of WPS Power Development located at 1088 Springhurst Drive, Green Bay, Wisconsin 54304. The principal business of Mid-American Power is the ownership of the E. J. Stoneman Generating Station. Notice of the Federal Energy Regulatory Commission's finding that Mid-American Power is an exempt wholesale generator was received on July 3, 1996.

		ii)	PDI Stoneman owns 100% of Mid-American Power.

iii)

WPS Resources, indirectly through WPS Resources Capital, WPS Power Development, and PDI Stoneman, has $16,625,011 of capital invested in Mid-American Power. There is $8,866 of intercompany accounts payable to WPS Resources affiliates.

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	iv)	Capitalization and earnings of Mid-American Power for the year ended December 31, 2004 are as follows:

Capitalization:

			Common Stock	$ 16,625,011
			Retained Earnings	(10,399,958)
			Long-Term Debt	-
			Total	$ 6,225.053

		Earnings (Loss)		$ (731,099)

	v)	Service, sales, or construction contracts between Mid-American Power and any WPS Resources system company are as follows:

(1)

Energy marketing contract with WPS Energy Services under which WPS Energy Services markets energy and capacity of the E. J. Stoneman plant for Mid-American Power. WPS Energy Service's revenues under this contract for the year ended December 31, 2004 were $152,818.

(2)

Power purchase and sale agreement with WPS Energy Services under which Mid-American Power sells energy and capacity to WPS Energy Services.  Mid-American Power's revenues under this contract were $2,745,594.

		(3)	Confirmation letter under which Mid-American Power purchases energy from WPS Energy Services. WPS Energy Services' revenues under this contract for the year ended December 31, 2004 were $211,590.

b)	WPS Canada Generation, Inc.

i)

WPS Canada Generation, Inc. was incorporated on December 11, 1998 under the laws of the State of Wisconsin under the name PDI Canada, Inc. PDI Canada changed its name to WPS Canada Generation, Inc. in January 2001. Its principal offices are at the principal offices of WPS Power Development located at 1088 Springhurst Drive, Green Bay, Wisconsin 54304. The principal business of WPS Canada Generation is to own the Tinker Hydro Station and related transmission assets located in New Brunswick, Canada. WPS Canada Generation obtained exempt wholesale generator status from the Federal Energy Regulatory Commission on May 7, 1999. WPS Canada Generation also owns 50% of the outstanding shares of Boralex WPS Energy, Inc., which serves as the general partner of and owns 0.2% of Boralex WPS Power Limited Partnership. Both Boralex WPS Energy, Inc. and Boralex WPS Power Limited are currently inactive.

	ii)	WPS Power Development owns 100% of WPS Canada Generation's capital stock.

iii)

WPS Resources indirectly, through WPS Resources Capital and WPS Power Development, has invested $11,265,013 in WPS Canada Generation. WPS Resources has guaranteed a $700,000 maintenance reserve and a $1,800,000 debt service reserve. These guarantees are aggregate guarantees for both WPS Canada Generation and WPS New England Generation. There is $52,343 of intercompany accounts payable to WPS Resources affiliates.

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	iv)	Capitalization and earnings of WPS Canada Generation for the year ended December 31, 2004 is:

		Capitalization:

			Common Stock	$ 1,000
			Paid in Capital	11,264,013
			Retained Earnings	(296,907)
			Long-Term Debt	11,697,230
			Total	$22,665,336

		Earnings (Loss)		$ (371,355)

	v)	Service, sales, or construction contracts between WPS Canada Generation and any WPS Resources system company are as follows:

		(1)

Power purchase agreement, effective March 2000, with WPS New England Generation under which WPS New England Generation purchased energy and capacity from the Tinker Hydro Plant from WPS Canada Generation. WPS Canada Generation's revenue under this contract for the year ended December 31, 2004 were $3,320,736.

		(2)

Management agreement with WPS Energy Services under which WPS Energy Services provides management services for WPS Canada Generation. Revenues of WPS Energy Services under this contract for the year ended December 31, 2004 were $54,630.

c)	WPS New England Generation, Inc.

	i)

WPS New England Generation, Inc. was incorporated on December 11, 1998 under the laws of the State of Wisconsin under the name PDI New England, Inc. PDI New England changed its name to WPS New England Generation, Inc. in January 2001. Its principal offices are at the principal offices of WPS Power Development located at 1088 Springhurst Drive, Green Bay, Wisconsin 54304. The principal business of WPS New England Generation is to own hydro and diesel generation facilities and related transmission assets, located in northern Maine. WPS New England Generation obtained exempt wholesale generator status from the Federal Energy Regulatory Commission on May 7, 1999.

	ii)	WPS Power Development owns 100% of WPS New England Generation's capital stock.

	iii)

WPS Resources indirectly, through WPS Resources Capital and WPS Power Development, has invested $5,752,919 in WPS New England Generation. WPS Resources has guaranteed a $700,000 maintenance reserve and a $1,800,000 debt service reserve. These guarantees are aggregate guarantees for both WPS Canada Generation and WPS New England Generation. There is $504,272 of intercompany accounts payable to WPS Resources affiliates.

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	iv)	Capitalization and earnings of WPS New England Generation for the year ended December 31, 2004 is:

		Capitalization:

			Common Stock	$ 1,000
			Paid in Capital	5,751,919
			Retained Earnings	1,589,522
			Long-Term Debt	4,752,770
			Total	$12,095,211

		Earnings (Loss)		$ 1,266,197

	v)	Service, sales, or construction contracts between WPS New England Generation and any WPS Resources system company are as follows:

		(1)

Power purchase agreement, effective March 1, 2001, with WPS Energy Services under which WPS Energy Services markets energy and capacity of the generation assets of WPS New England Generation and energy and capacity purchased by WPS New England Generation. WPS New England Generation's revenues under this contract for the year ended December 31,2004 were $3,915,679.

		(2)

Water rights agreement, effective January of 2001, with WPS Canada Generation under which WPS New England Generation grants WPS Canada Generation the right to water for the production of energy. WPS New England Generation's revenues under this contract for the year ended December 31, 2004 were $360,000.

		(3)

Management agreement with WPS Energy Services under which WPS Energy Services provides management services for WPS New England Generation. Revenues of WPS Energy Services under this contract for the year ended December 31, 2004 were $36,000.

		(4)

Operating lease agreement with WPS Energy Services under which WPS New England receives a monthly lease payment from WPS Energy Services related to the Loring Diesel plant. WPS New England's revenues under this contract for the year ended December 31, 2004 were $134,499.

d)	Sunbury Generation, LLC

	i)

Sunbury Generation, LLC was organized on April 30, 1999 under the laws of the State of Delaware. Its principal offices are located at the principal offices of WPS Power Development at 1088 Springhurst Drive, Green Bay, Wisconsin 54304. The company owns the 362-megawatt Sunbury Power Plant in Shamokin Dam, Pennsylvania. Sunbury Generation obtained exempt wholesale generator status from the Federal Energy Regulatory Commission on October 25, 1999.

	ii)	Sunbury Holdings, LLC owns 100% of Sunbury Generation.

	iii)

WPS Resources indirectly, through WPS Resources Capital, WPS Power Development, and Sunbury Holdings, has invested $12,000,000 in Sunbury Generation. Sunbury Holdings has a long-term loan of $120 million to Sunbury Generation. WPS Resources has provided debt guarantees of $6,500,000 to Sunbury Generation and guarantees $4,750,000 of energy supply agreements. There is also $33,835,284 of intercompany accounts payable to WPS Resources affiliates.

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	iv)	Capitalization and earnings of Sunbury Generation for the year ended December 31, 2004 is:

		Capitalization:

			Paid in Capital	$ 12,000,000
			Retained Earnings	(113,661,819)
			Other Comprehensive Income	(5,325,265)
			Advances from Affiliates	119,490,376
			Long-Term Debt	60,347,700
			Total	$ 72,850,992

		Earnings (Loss)		$ (31,950,746)

	v)	Service, sales, or construction contracts between Sunbury Generation and any WPS Resources system company are as follows:

		(1)

Power purchase agreement with WPS Energy Services under which WPS Energy Services markets energy and capacity of the Sunbury Plant for Sunbury Generation. WPS Energy Services' revenues under this contract for the year ending December 31, 2004 were $903,249.

		(2)

Fuel supply agreement and operation and maintenance contract with Mid-American Power Ventures under which Sunbury Generation purchases fuel and pays the operation and maintenance expense of Mid-American Power Ventures.

Mid-American Power Ventures' revenues under this contract for the year ended December 31, 2004 were $423,350.

		(3)	Umbrella service agreement under which Sunbury Generation sells capacity to WPS Energy Services. Sunbury Generation's revenues under this contract for the year ended December 31, 2004 were $475,358.

(e)	WPS Westwood Generation, LLC

	i)

WPS Westwood Generation, LLC is an exempt wholesale generator organized on September 18, 1998 under the laws of the State of Delaware under the name CinCap VI, LLC. CinCap VI, LLC changed its name to WPS Westwood Generation, LLC in January 2001. Its principal offices are at the principal offices of WPS Power Development at 1088 Springhurst Drive, Green Bay, Wisconsin 54304. The principal business of WPS Westwood Generation is to own and operate the Westwood Generation Station located in Pennsylvania. Notice of the Federal Energy Regulatory Commission's finding that WPS Westwood Generation, formerly CinCap VI, is an exempt wholesale generator was received on May 7, 1999.

	ii)	Sunbury Holdings, LLC owns 100% of WPS Westwood Generation.

	iii)

WPS Resources indirectly, through WPS Resources Capital, WPS Power Development, and Sunbury Holdings, has $21,000,000 of capital invested in WPS Westwood Generation. WPS Resources guarantees a $100,000 energy supply agreement and has a $27,000,000 debt service reserve for WPS Westwood Generation. Long-term notes receivable of WPS Westwood Generation include a $21,000,000 intercompany receivable with WPS Resources and its affiliates. Notes payable of WPS Westwood to WPS Power Development, Inc. total $2,875,000. There is also $79,875 of intercompany accounts payable of WPS Westwood Generation to WPS Resources affiliates.

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	iv)	Capitalization and earnings of WPS Westwood Generation for the year ended December 31, 2004 is:

		Capitalization:

		Paid in Capital	$21,000,000
		Retained Earnings	(8,126,964)
		Long-Term Debt	27,000,000
		Total	$39,873,036

		Earnings (Loss)	$(2,418,196)

	v)	Service, sales, or construction contracts between WPS Westwood Generation and any WPS Resources system company are as follows:

		(1)

Agreement for sale of uncommitted generating capacity and fuel conversion services under which WPS Westwood receives a fixed lease payment, reimbursement of variable and startup costs, equivalent availability guarantee bonus/penalty and revenue associated with generation in excess of a set maximum that is sold to the real time market. WPS Westwood's revenues under this contract for the year ended December 31, 2004 were $7,619,966.

(f)	WPS Empire State, Inc.

	i)

WPS Empire State, Inc. is an exempt wholesale generator incorporated on May 30, 1980 under the laws of the State of New York under the name CH Resources, Inc. CH Resources, Inc. changed its name to WPS Empire State, Inc. on May 31, 2002. Its principal offices are at the principal offices of WPS Power Development at 1088 Springhurst Drive, Green Bay, Wisconsin 54304. The principal business of WPS Empire State is to own three limited liability companies that each own a generating facility in the State of New York and to operate those facilities. Notice of the Federal Energy Regulatory Commission's finding that WPS Empire State, Inc., formerly CH Resources, Inc., is an exempt wholesale generator was received on January 27, 1999.

	ii)	WPS Power Development owns 100% of WPS Empire State.

	iii)

WPS Resources indirectly, through WPS Resources Capital, and WPS Power Development, has $61,095,766 of capital invested in WPS Empire State. There is also $164,767 of intercompany accounts payable of WPS Empire State to WPS Resources affiliates.

	iv)	Capitalization and earnings of WPS Empire State for the year ended December 31, 2004 is:

		Capitalization:

		Paid in Capital	$61,095,766
		Retained Earnings	(8,598,139)
		Long-Term Debt	-
		Total	$52,497,628

		Earnings (Loss)	$ (4,977,973)

	v)	Service, sales, or construction contracts between WPS Empire State, Inc. and any WPS Resources system company are as follows: None
(g)		WPS Beaver Falls Generation, LLC

	i)

WPS Beaver Falls Generation, LLC was organized on September 18, 2002 under the laws of the State of Delaware. Its principal offices are located at the principal offices of WPS Power Development at 1088 Springhurst Drive, Green Bay, Wisconsin 54304. WPS Empire State, Inc., an exempt wholesale generator, owns 100% of WPS Beaver Falls Generation. WPS Beaver Falls Generation was organized to own the Beaver Falls generation station located in the State of New York. WPS Beaver Falls Generation obtained exempt wholesale generator status from the Federal Energy Regulatory Commission on December 16, 2002.

	ii)	WPS Empire State, Inc. owns 100% of WPS Beaver Falls Generation, LLC.

	iii)

WPS Resources indirectly, through WPS Resources Capital, and WPS Power Development, has $25,547,204 of capital invested in WPS Beaver Falls Generation. WPS Resources guarantees $14,800,000 in energy supply agreements for WPS Beaver Falls Generation. There is also $215,539 of intercompany accounts payable of WPS Beaver Falls Generation to WPS Resources affiliates.

	iv)	Capitalization and earnings of WPS Beaver Falls Generation for the year ended December 31, 2004 is:

		Capitalization:

		Paid in Capital	$25,547,204
		Retained Earnings	(5,298,774)
		Long-Term Debt	-
		Total	$20,248,430

		Earnings (Loss)	$ (3,561,688)

	v)	Service, sales, or construction contracts between WPS Beaver Falls Generation, LLC and any WPS Resources system company are as follows:

		(1)

Agreement for sale of uncommitted generating capacity and fuel conversion services under which WPS Beaver Falls receives a fixed lease payment, reimbursement of variable and startup costs, equivalent availability guarantee bonus/penalty, AGC revenue, capacity revenue, revenue associated with generation in excess of a set maximum that is sold to the real time market and reimbursement of gas.

WPS Beaver Falls' revenues under this contract for the year ended December 31, 2004 were $615,274.

(h)	WPS Niagara Generation, LLC

	i)

WPS Niagara Generation, LLC was organized on September 18, 2002 under the laws of the State of Delaware. Its principal offices are located at the principal offices of WPS Power Development at 1088 Springhurst Drive, Green Bay, Wisconsin 54304. WPS Empire State, Inc., an exempt wholesale generator, owns 100% of WPS Niagara Generation. WPS Niagara Generation was organized to own the Niagara generation station located in the State of New York. WPS Niagara Generation obtained exempt wholesale generator status from the Federal Energy Regulatory Commission on December 16, 2002.

	ii)	WPS Empire State, Inc. owns 100% of WPS Niagara Generation, LLC.
	iii)

WPS Resources indirectly, through WPS Resources Capital, and WPS Power Development, has $10,414,228 of capital invested in WPS Niagara Generation. WPS Resources guarantees a $100,000 energy supply agreement for WPS Niagara Generation. There is also $130,406 of intercompany accounts payable of WPS Niagara Generation to WPS Resources affiliates.

	iv)	Capitalization and earnings of WPS Niagara Generation for the year ended December 31, 2004 is:

		Capitalization:

		Paid in Capital	$10,414,228
		Retained Earnings	(4,604,475)
		Long-Term Debt	-
		Total	$ 5,809,753

		Earnings (Loss)	$ (3,174,003)

	v)	Service, sales, or construction contracts between WPS Niagara Generation, LLC and any WPS Resources system company are as follows:

		(1)

Agreement for sale of uncommitted generating capacity and fuel conversion services under which WPS Niagara receives a fixed lease payment, reimbursement of variable and startup costs, equivalent availability guarantee bonus/penalty, capacity revenue and revenue associated with generation in excess of a set maximum that is sold to the real time market. WPS Niagara's revenues under this contract for the year ended December 31, 2004 were $10,438,548.

(i)	WPS Syracuse Generation, LLC

	i)

WPS Syracuse Generation, LLC was organized on September 18, 2002 under the laws of the State of Delaware. Its principal offices are located at the principal offices of WPS Power Development at 1088 Springhurst Drive, Green Bay, Wisconsin 54304. WPS Empire State, Inc., an exempt wholesale generator, owns 100% of WPS Syracuse Generation. WPS Syracuse Generation was organized to own the Syracuse generation station located in the State of New York. WPS Syracuse Generation obtained exempt wholesale generator status from the Federal Energy Regulatory Commission on December 16, 2002.

	ii)	WPS Empire State, Inc. owns 100% of WPS Syracuse Generation, LLC.

	iii)

WPS Resources indirectly, through WPS Resources Capital, and WPS Power Development, has $29,469,517 of capital invested in WPS Syracuse Generation. There is also $99,392 of intercompany accounts payable of WPS Syracuse Generation to WPS Resources affiliates.

	iv)	Capitalization and earnings of WPS Syracuse Generation for the year ended December 31, 2004 is:

		Capitalization:

		Paid in Capital	$29,469,517
		Retained Earnings	(4,757,533)
		Long-Term Debt	-
		Total	$24,711,984

		Earnings (Loss)	$ (1,944,878)
	v)	Service, sales, or construction contracts between WPS Syracuse Generation, LLC and any WPS Resources system company are as follows:

		(1)

Agreement for sale of uncommitted generating capacity and fuel conversion services under which WPS Syracuse receives a fixed lease payment, reimbursement of variable and startup costs, equivalent availability guarantee bonus/penalty, AGC revenue, capacity revenue, revenue associated with generation in excess of a set maximum that is sold to the real time market and reimbursement of gas. WPS Syracuse's revenues under this contract for the year ended December 31, 2004 were $938,552.

(j)	Combined Locks Energy Center, LLC

	i)

Combined Locks Energy Center, LLC is an exempt wholesale generator incorporated on September 15, 2000 under the laws of the State of Wisconsin. Its principal offices are at the principal offices of WPS Power Development at 1088 Springhurst Drive, Green Bay, Wisconsin 54304. The principal business of Combined Locks Energy Center is to own and operate a 50-megawatt cogeneration facility in Combined Locks, Wisconsin. Combined Locks Energy Center obtained exempt wholesale generator status from the Federal Energy Regulatory Commission on September 4, 2001.

	ii)	WPS Power Development owns 100% of Combined Locks Energy Center.

	iii)

WPS Resources indirectly, through WPS Resources Capital, and WPS Power Development, has $35,164,083 of capital invested in Combined Locks Energy Center. There is also $551,131 of intercompany accounts payable of Combined Locks Energy Center to WPS Resources affiliates.

	iv)	Capitalization and earnings of Combined Locks Energy Center for the year ended December 31, 2004 is:

		Capitalization:

		Paid in Capital	$35,164,083
		Retained Earnings	1,903,737
		Long-Term Debt	-
		Total	$37,067,820

		Earnings (Loss)	$ 1,111,169

	v)	Service, sales, or construction contracts between Combined Locks Energy Center and any WPS Resources system company are as follows:

		(1)

Fuel supply agreement with WPS Energy Services under which WPS Energy Services provides fuel for Combined Locks Energy Center. WPS Energy Services' revenue under this contract for the year ended December 31, 2004 was $6,349,210.

		(2)

Management agreement with WPS Energy Services under which WPS Energy Services provides management services for Combined Locks Energy Center. Revenues of WPS Energy Services under this contract for the year ended December 31, 2004 were $25,630.

		(3)

Confirmation agreement with WPS Energy Services under which Combined Locks Energy Center sells energy to WPS Energy Services. Revenues of Combined Locks Energy Center under this contract for the year ended December 31, 2004 were $14,527.

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LIST OF EXHIBITS

Exhibit A-1	Balance Sheet at December 31, 2004, of WPS Resources Corporation and subsidiaries.

Exhibit A-2	Income Statement and Statement of Retained Earnings of WPS Resources Corporation and subsidiaries for the year ended December 31, 2004.

Exhibit A-3	Balance Sheet at December 31, 2004, and Statements of Income and Retained Earnings of WPS Resources Capital Corporation for the year ended December 31, 2004.

Exhibit A-4

Balance Sheet at December 31, 2004, and Statements of Income and Retained Earnings of Wisconsin River Power Company for the year ended December 31, 2004. (The financial statements of Wisconsin River Power Company are not customarily consolidated with those of any other company.)

Exhibit A-5	Balance Sheet at December 31, 2004, and Statements of Income of Nuclear Management Corporation, LLC for the year ended December 31, 2004.

Exhibit A-6	Balance Sheet at December 31, 2004, and Statements of Income of American Transmission Company LLC for the year ended December 31, 2004.

Exhibit B	An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding company system.

Exhibit C	Statement showing sales for the calendar year 2004 of electric energy and gas by Wisconsin Public Service Corporation, Upper Peninsula Power Company, and Wisconsin River Power Company.


The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on the 28th day of February, 2005.

WPS RESOURCES CORPORATION

/s/ Joseph P. O'Leary
Joseph P. O'Leary Senior Vice President and Chief Financial Officer

(CORPORATE SEAL)

Attest:	/s/ Barth J. Wolf Barth J. Wolf Secretary


Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

Barth J. Wolf, Secretary
WPS Resources Corporation
700 North Adams Street, P. O. Box 19001
Green Bay, WI 54307-9001

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